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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)1

                                 ENTREMED, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   29382F103
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
         707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 27, 1999
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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    CUSIP No. 29382F103          SCHEDULE 13D           Page 2 of 11 Pages
----------------------------                       -----------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mills Value Adviser, Inc.
         I.R.S. ID #54-1410376
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    |_|
                                                                      (b)    |_|
         Not Applicable
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

         Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia

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       NUMBER OF              7        SOLE VOTING POWER

        SHARES                         33,000
                            ----------------------------------------------------
                              8        SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
                            ----------------------------------------------------
     OWNED BY EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                       904,797
                            ----------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
     PERSON WITH
                                       -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         904,797
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
         Not Applicable
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
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14       TYPE OF REPORTING PERSON*

         IA (INVESTMENT ADVISER)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

         This Amendment No. 2 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated November 12, 1998, filed with the Securities and Exchange Commission (the "Commission") on November 13, 1998 and Amendment No. 1 to the Schedule 13D, dated January 4, 1999, filed with the Commission on January 29, 1999 ("Amendment No. 1") with respect to the common stock, par value $0.01 per share ("Common Stock"), of Entremed, Inc. (the "Issuer").

Item 1.       Security and Issuer

              This Amendment No. 2 relates to the common stock, par value $0.01 per share, of EntreMed, Inc., 9610 Medical Center Drive, Suite 200, Rockville, Maryland 20850.


Item 2.       Identity and Background

              Mills Value Adviser, Inc.

              Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

              On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the



                               Page 3 of 11 Pages

              Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

              Charles A. Mills, III

              (A)      Charles A. Mills, III

              (B)      707 East Main Street, Richmond, VA 23219

              (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

              (D)      During the past five years, Charles A. Mills, III has not
                       been  convicted  in  a  criminal  proceeding,   excluding
                       traffic violations or similar misdemeanors.

              (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

              (F) Charles A. Mills, III is a citizen of the United States of America.

              George R. Whittemore

              (A)      George R. Whittemore

              (B)      707 East Main Street, Richmond, VA 23219




                               Page 4 of 11 Pages

              (C) George R. Whittemore is President and a Director of the Corporation and Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

              (D)      During the past five years,  George R. Whittemore has not
                       been  convicted  in  a  criminal  proceeding,   excluding
                       traffic violations or similar misdemeanors.

              (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (F) George R. Whittemore is a citizen of the United States of America.

              Blair J. Frantzen

              (A)      Blair J. Frantzen

              (B)      707 East Main Street, Richmond, VA 23219

              (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

              (D)      During the past five  years,  Blair J.  Frantzen  has not
                       been  convicted  in  a  criminal  proceeding,   excluding
                       traffic violations or similar misdemeanors.

              (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (F) Blair J. Frantzen is a citizen of the United States of America.



                               Page 5 of 11 Pages

              Todd J. Peters

              (A)      Todd J. Peters

              (B)      707 East Main Street, Richmond, Virginia 23219

              (C)      Todd  J.  Peters  is  Vice   President  and  Director  of
                       Marketing of the Corporation.

              (D) During the past five years, Todd J. Peters has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (F) Todd J. Peters is a citizen of the United States of America.

              George W. Anderson

              (A)      George W. Anderson

              (B)      707 East Main Street, Richmond, VA 23219

              (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

              (D)      During the past five years,  George W.  Anderson  has not
                       been  convicted  in  a  criminal  proceeding,   excluding
                       traffic violations or similar misdemeanors.

              (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 6 of 11 Pages

              (F) George W. Anderson is a citizen of the United States of America.


Item 3.       Source and Amount of Funds and Other Consideration

              The total amount of the funds used in making the purchases was $24,366,396 of which $4,124,715 represent purchases since the date of the event that required the filing of Amendment No. 1. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.


Item 4.       Purpose of Transaction

              The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

              There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, Todd J.
              Peters or George W. Anderson may have that relate to or would result in:

              (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

              (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (D)      Any  change  in  the  present   board  of   directors  or
                       management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (E) Any material change in the present capitalization or dividend policy of the Issuer;

              (F) Any other material change in the Issuer's business or corporate structure;



                               Page 7 of 11 Pages

              (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                       Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

              (J)      Any action similar to any of those enumerated above.


Item 5.       Interest in Securities of the Issuer

              (A) The aggregate number and percentage of Common Stock beneficially owned by the Corporation are 904,797 shares and 7.3%, respectively.

              (B) The Corporation has the power to vote or to direct the vote of 33,000 shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

              (C)      Transactions  in the  securities  identified  pursuant to
                       Item 5(a) since the date of the event that required the filing of Amendment No. 1 are as follows:


    Beneficial      Transaction       Amount of       Price Per       Where/How
      Owner            Date          Transaction        Share          Effected

       MVA           01/11/99         $252,672          $25.26       Open Market
       MVA           01/12/99         $783,087          $26.10       Open Market
       MVA           01/13/99         $534,082          $26.70       Open Market
       MVA           01/14/99         $952,442          $31.74       Open Market
       MVA           01/15/99         $686,822          $34.34       Open Market
       MVA           01/26/99          $16,427          $27.37       Open Market
       MVA           01/27/99         $899,183          $29.97       Open Market


              (D)      Not applicable.

              (E)      Not applicable.



                               Page 8 of 11 Pages

              Charles A. Mills, III

              (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III, are 17,000 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Mr. Mills also beneficially owns 10 shares of Common Stock for which he acts as trustee for his children. Furthermore, Mr. Mills may also be deemed to beneficially own 100,000 shares of Common Stock owned of record by Independent Property Operators of America, LLC, of which Mr. Mills serves as Chairman of the Board and exercises investment discretion.

              (B) Charles A. Mills, III, in his individual capacity and in his capacity as trustee, has the sole power to vote and the sole power to dispose of 17,010 shares identified pursuant to Item 5(a). In addition, Mr. Mills, in his capacity as Chairman of the Board of Independent Property Operators of America, LLC, may be deemed to have the sole power to vote and the sole power to dispose of 100,000 shares identified pursuant to Item 5(a).

              (C)      None

              (D)      Not applicable.

              (E)      Not applicable.

              George R. Whittemore

              (A)      None

              (B)      None

              (C)      None

              (D)      Not applicable.

              (E)      Not applicable.

              Blair J. Frantzen

              (A)      None

              (B)      None




                               Page 9 of 11 Pages

              (C)      None

              (D)      Not applicable.

              (E)      Not applicable.

              Todd J. Peters

              (A)      None

              (B)      None

              (C)      None

              (D)      Not applicable.

              (E)      Not applicable.

              George W. Anderson

              (A)      None

              (B)      None

              (C)      None

              (D)      Not applicable.

              (E)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None


Item 7.       Material to be Filed as Exhibits

              None




                              Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                               MILLS VALUE ADVISER, INC.



Date: January 27, 1999                         /s/ CHARLES A. MILLS, III
                                               ---------------------------------
                                               CHARLES A. MILLS, III
                                               Chairman of the Board



Date: January 27, 1999                         /s/ GEORGE R. WHITTEMORE
                                               ---------------------------------
                                               GEORGE R. WHITTEMORE
                                               President/Director



Date: January 27, 1999                         /s/ BLAIR J. FRANTZEN
                                               ---------------------------------
                                               BLAIR J. FRANTZEN
                                               Secretary/Treasurer/Dir.



Date: January 27, 1999                         /s/ GEORGE W. ANDERSON
                                               ---------------------------------
                                               GEORGE W. ANDERSON
                                               Director



Date: January 27, 1999                         /s/ TODD J. PETERS
                                               ---------------------------------
                                               TODD J. PETERS
                                               Vice President



Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).